Exhibit 4.1

PROMISSORY NOTE

Dated: March 1, 2005

Transcend Services, Inc.	DCOA Loan No.: Trans760
945 East Paces Ferry Road, Ste. 1475
Atlanta, GA 30326-6629	Principal Amount $1,000,000.00

1.	PROMISE TO PAY: For value received, Transcend Services, Inc., a Delaware corporation, (the “Borrower”), promises to pay to the order of the Development Corporation of Abilene, Inc., (DCOA, the “Lender”), at Lender’s place of business in Abilene, Taylor County, Texas, or such other place as the Lender may from time to time designate, the principal sum of One Million and No/100’s Dollars ($1,000,000), the unpaid principal amount, in lawful money of the United States of America, at the interest rate and at the time and in the manner specified herein. For the purposes of this Note, Borrower shall include its affiliates, subsidiaries, and any related company. As used herein, “affiliate” shall mean any individual or entity directly or indirectly controlling, controlled by, or under common control with, another individual or entity.

2.	INTEREST RATE: Zero Percent (0%). If Borrower has not created and/or retained the 104 new FTEs and has not fully earned the outstanding principal by maturity on March 1, 2013, the remaining outstanding principal balance shall be due at maturity. After maturity, any principal balance shall bear interest at the maximum interest rate allowed by law.

3.	PRINCIPAL REDUCTION SCHEDULE: Principal reductions will be earned by TRANSCEND a.) at an accelerated rate of $25,000 per month for the first 6 months beginning April 1, 2005, and for the first fifteen employees hired for a total principal reduction of $150,000, and, b.) at the quarterly rate of 1/20th of the DCOA Assistance per New Job amount listed below for each additional FTE created. A full-time equivalent employment position is one that provides 520 hours, including all paid leave and excluding any overtime. The job creation period begins April 1, 2005 and ends March 31, 2010. The letter of credit partially securing this Note may be released by Lender upon Borrower providing proof of additional offsetting capital equipment purchases with funds other than those provided by this Note. Said offsetting capital equipment shall be valued at 100% of invoice for purposes of reducing the letter of credit.

DCOA Assistance per New Job

Jobs	Annual Salary	Job Creation Incentives
200 Transcribers	$34,000 annually av. 200 X $9,535 =	$1,907,000
3 Trainers	$40,000 annually 3 X $12,500 =	$37,500
1 Manager	$50,000 annually 1 X $16,000 =	$16,000
1 IT Support	$35,000 annually 1 X $9,000 =	$9,000
1 Sales	$55,000 annually 1 X $16,500 =	$16,500
1 Custodian	$25,000 annually 1 X $7,000 =	$7,000
1 Secretary	$12 hourly ($25K/yr) 1 X $7,000 =	$7,000

	Total	$2,000,000

Borrower will provide quarterly certifications of the jobs created and retained within 90 days of the end of each quarter.

If any new FTE’s are created during years two and three of the five-year job creation period, the prorated credit will be extended up to two additional years to allow Borrower to realize the full benefit of the incentive for each FTE created.

4.	PURPOSE: The purpose of this loan is to offset start-up costs, first year operating losses and to support the creation of 104 new job by Borrower at Borrower’s Abilene, Taylor County, Texas, facility located at .

5.	WAIVER: The Borrower and all other liable parties on this note waive demand, presentment for payment, notice of non-payment, protest, notice of intent to accelerate, notice of acceleration, and other notice, filing of suit and diligence in collecting this note or enforcing any security given therefor, and agree to any substitution, exchange, release to the Borrower or third parties or impairment (including but not limited to failure to perfect any security interest) or any security now; or hereafter given for this note or the release of any party primarily or secondarily liable hereon. Borrower and all other liable parties on this note further agree that it will not be necessary for the Lender or any holder hereof, in order to enforce payment of this note, to first institute or exhaust its remedies against any maker or other party liable therefor or to enforce its rights against any security for this note and hereby consent to all renewals, extensions, refinancing, accelerations, modifications of interest rate or changes in the time and manner of payment from time to time of this note, and to any other indulgence with respect hereto, without notice of any such renewals, extensions, refinancing, accelerations, modifications of interest rate or changes in the time and manner of payment or any other indulgence.

6.	EVENTS OF DEFAULT: Subject to the notice and cure provisions of Section V in the Agreement for Financial Assistance effective March 1, 2005 (Agreement), if any of the following events of default shall occur, the outstanding balance due Lender according to the terms of this Note and other binding documents shall be due and payable on demand and Lender shall have no further obligation to Borrower under this Note:

a)	Failure of Borrower to perform any term, covenant, or agreement contained in this Note, Agreement, Security Agreement, or in any related document(s); or

b)	The Lender and/or City of Abilene determines that any representation or warranty contained herein or in any financial statement, certificate, report or opinion submitted to Lender in connection with or pursuant to the requirements of the Note was incorrect or misleading in any material respect when made; or

c)	Any judgment in excess of $100,000.00 is assessed against Borrower or any attachment or other levy against the property of Borrower with respect to a claim remains unpaid, unstayed on appeal, undischarged, not bonded or not dismissed for a period of 30 days; or

d)	Borrower makes an assignment for the benefit of creditors; admits in writing its inability to pay its debts generally as they become due; files a petition in bankruptcy; is adjudicated insolvent or bankrupt; petitions or applies to any tribunal for any receiver or any trustee of Borrower or any substantial part of its property, commences any action relating to Borrower under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or if there is commenced against Borrower any such action and such action remains undismissed or unanswered for a period of sixty (60) days from such filing, or Borrower by an act indicates its consent to or approval of any trustee of Borrower or any substantial part of its property; or suffers any such receivership or trustee to and such appointment remains unvacated for a period of sixty (60) days; or

e)	Borrower knowingly grants, suffers, or permits future liens on or security interests in Borrower’s assets pledged to Lender, other than to Lender, or fails to promptly pay all lawful claims, whether for labor, materials or otherwise which are not being contested by Borrower in good faith; or

f)	Borrower substantially changes it present senior management or ownership without written notification to Lender within thirty (30) days after such change; or

g)	Borrower changes the general character of business as conducted at the date hereof, or engages in any type of business not reasonably related to its business as presently and normally conducted.

7.	RIGHTS OF LENDER AFTER DEFAULT: In the event default is not cured within thirty (30) days after written notice to Borrower, at the sole election of Lender, without any additional notice, demand or opportunity to cure the default, all of which the Borrower and all other liable parties waive, the Lender may elect to declare the principal sum and all interest on this note immediately due and payable and such principal sum and interest shall then become immediately due and payable, and the Lender may proceed to take possession and to foreclose upon any collateral in any lawful manner permitted by agreement between the parties, in the event of such acceleration, all other indebtedness and obligations owed by the Borrower to the Lender shall at the option of Lender also become at once due and payable. The failure to exercise any option shall not constitute a waiver of the right of the Lender to exercise the option upon the occurrence of any subsequent event of default.

8.	JOINT AND SEVERAL: All the obligations of this Note are the joint and several obligations of Borrower, and all other liable parties.

9.	COSTS OF COLLECTION AND ATTORNEY’S FEES: If this Note is placed in the hands of an attorney for collection or collected through lawsuit, bankruptcy, probate proceedings or any other judicial proceedings, Borrower agrees to pay in addition to all other sums due and payable hereunder costs of collection and a reasonable attorney’s fees.

10.	APPLICATION OF PAYMENTS: At its option, Lender may apply any payment first to interest and then to principal and any prepaid installment payment may be applied in the inverse order of maturity.

11.	SECURITY: Payment of this Note is secured by a Letter of Credit issued by Bank of America in the amount of $150,000.00 and any and all equipment, machinery, furniture and fixtures, whether now owned or hereafter acquired located in the Atlanta, Georgia and Abilene, Texas facilities. The property covered thereby is more fully described in the document(s) creating the security interest or lien, which document(s) may be a security agreement, deed of trust and/or other collateral document(s). Collateral securing any other obligation or indebtedness of the Borrower or any other liable party to the Lender may also secure payment of this note.

Development Corporation of Abilene, Inc. P.O. Box 60 Abilene, Texas 79604-0060	Transcend Services, Inc. 945 East Paces Ferry Road, Suite 1475 Atlanta, Georgia 30326-6629

Richard Burdine
CEO

Attest:	Attest:

Kim Tarrant	Assistant Secretary
Contracts Administrator	Corporate Secretary

Corporate Seal:

Approved:

T. Daniel Santee
City Attorney